UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

The information in this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444 and 333-215911) and Form F-3 (File No. 333-198758).

Sequans Communications S.A. (the “Company”) hereby announces that at the combined ordinary and extraordinary meeting of shareholders held on June 30, 2017, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the attached Agenda, with the exception of the 16th proposal to approve a capital increase reserved for employees. The results are in line with the recommendations that were made by the Board of Directors.

American Depositary Shares representing 30,474,219 ordinary shares of the Company, and 143,000 ordinary shares, together representing 30,617,219 ordinary shares in total (40.64% of the ordinary shares outstanding as of the record date), were voted at the meeting.
Messrs. Yves Maitre and Hubert de Pesquidoux were re-elected to the board. Ms. Mailys Ferrere was elected as a new member of the board. Ms Ferrere, age 54, currently leads Bpifrance Large Venture, a €600 million late-stage venture capital fund investing in French companies to help them grow into global leaders. Large Venture has invested in over 30 companies in the tech, biotech and greentech spaces, including the Company. Before joining Large Venture in 2013, Ms. Ferrère was an Investment Director at the Fonds Stratégique d’Investissement. Previously, she was an equity capital markets banker at different banks, including Natixis. Ms. Ferrere is also a board member of DBV Technologies, Valneva SE, Pixium, Gensight and Euronext Paris. She is a graduate of Sciences Po (IEP Paris).

Sequans Communications S.A.
Agenda - Combined Ordinary and Extraordinary Meeting of Shareholders
June 30, 2017

Ordinary Matters

1.	Approval of the statutory financial statements for the year ended December 31, 2016

2.	Approval of the consolidated accounts for the year ended December 31, 2016

3.	Appropriation of net loss for the year ended December 31, 2016

4.	Agreements within the scope of Article L. 225-38 of the French Commercial Code

5.	Acknowledgment of capital restitution in conformity with Article L. 225-248, al.2 of the French Commercial Code

6.	Approval of the compensation plan for non-executive directors

7.	Renewal of Mr. Yves Maitre as director

8.	Renewal of Mr. Hubert de Pesquidoux as director

9.	Appointment of Ms. Mailys Ferrere as director

Extraordinary Matters

10.
Subject to the condition precedent that the renewals of Messrs. Yves Maitre and Hubert de Pesquidoux as director are approved, issuance of 180,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, and Mr. Yves Maitre; powers to be granted to the Board of Directors

11.
Authorization granted to the Board of Directors to grant stock subscription options, and renunciation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

12.
Authorization granted to the Board of Directors to issue stock subscription warrants (“warrants”), and revocation of shareholders’ preemptive subscription rights in favor of the holders of such warrants; conditions attached to such authorization; powers to be granted to the Board of Directors

13.
Authorization granted to the Board of Directors to issue restricted free shares, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors

14.	Setting an overall ceiling of 1,500,000 for issues of stock subscription options and stock warrants.

15.
Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €800,000 by issuing shares and/or securities that confer rights to Sequans Communications S.A.’s (the “Company”) equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class

16.
Authority to be delegated to the Board of Directors to decide to increase stated capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

17.	Powers and formalities to validate the meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: June 30, 2017	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer